International Business Machines Corporation (IBM)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.
Continuous IBM Shareholder for 10-years

Vote for Proposal 4:
Proposal 4 calls for an independent board chairman.

This proposal topic won 40% support at the 2019 IBM annual meeting in spite of management resistance. Management failed to name any specific step it has taken in response to this 2019 vote in the last 2-years. Meanwhile our IBM stock has dropped from $140 to $130 in a booming market.

This 40% support was also in spite of management throwing the kitchen sink at the proposal  For instance management suggested that the proposal may be moot, management put a negative image next to the proposal and management added an electioneering statement on the ballot.

Vote for Proposal 5:
This proposal topic won 42% support at the 2020 IBM annual meeting in spite of management resistance.

This 42% support was also in spite of management throwing the kitchen sink at the proposal  For instance management suggested that the proposal may be moot, management put a negative image next to the proposal and management added an electioneering statement on the ballot.

Management fails to recognize that it currently takes well over 30% of the shares that normally cast ballots at the annual meeting to call for a special shareholder meeting. It would be hopeless to attempt to ask the shareholders who do not even vote to go through the bureaucratic process to call for a special meeting,

Since this 42% vote there has been an important development this makes a shareholder right to act by written consent all the more important. It is the almost universal abandonment of in-person shareholders meetings.

With online shareholder meetings there is no deliberation and no discussion. The format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can quickly move on to another topic.  An online meeting can also use a screener to let in only softball questions.

And even if management restores in-person meetings for its annual meetings, management can dictate that a special meeting be an online meeting. Thus shareholders have far less motivation to call for a special shareholder meeting.

Written consent can easily be structured so that all shareholders receive notice. Written consent is a super democratic process because if a shareholder is opposed to the topic of written consent the shareholder simply does nothing and it counts against the written consent campaign.

Written consent depends on broad support since 51% of all shares outstanding must approve. With a shareholder meeting approval may require only 35% support from the shares outstanding if many shareholders simply do not vote.

Please vote for Proposals 4 and 5
And send a message to management about our underperforming stock

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.